Exhibit 99.1

BioBlast Pharma Announces Positive Final Results from HOPEMD Phase 2 Open-Label Clinical Study of Trehalose 90mg/mL IV Solution in

Oculopharyngeal Muscular Dystrophy (OPMD)

New Haven, Connecticut – March 16, 2016 – BioBlast Pharma Ltd. (NasdaqGM: ORPN), a clinical-stage, orphan disease-focused biotechnology company, announced positive results from its HOPEMD Phase 2 six-month open-label clinical study in patients with oculopharyngeal muscular dystrophy (OPMD), a rare progressive muscle-wasting disease characterized by swallowing difficulties (dysphagia), leading to the risk of aspiration of food into the lungs, weight loss, and generalized progressive muscle weakness. These results will be presented today by Prof. Zohar Argov M.D., Senior Medical Advisor to BioBlast, during the plenary session at Myology 2016, a leading muscle conference in Lyon, France, and, in April, 2016, during two general sessions at the American Academy of Neurology in Vancouver, Canada. See information in this release regarding these scientific symposia.

The primary objective of the HOPEMD Phase 2 open-label study was to assess the safety and tolerability of trehalose 90mg/mL IV solution. Although not powered for efficacy, secondary endpoints were included to explore if trehalose 90mg/mL IV solution could improve or prevent worsening of OPMD disease markers. The study enrolled 25 patients with clinical dysphagia and muscle weakness at two centers in Canada and Israel. All patients have now completed 24 weeks of weekly treatment with trehalose 90mg/mL IV solution and these are the data presented today.

Trehalose 90mg/mL IV solution was observed to be safe and well-tolerated with no drug-related serious adverse events. Improvements versus baseline were observed in multiple secondary efficacy endpoints related to dysphagia and muscle strength and function as further discussed below.

“The final study results are consistent with the interim data previously reported and continue to look promising,” stated Bernard Brais, MD, M.Phil., PhD, FRCP(C), Professor, Departments of Neurology and Neurosurgery and Human Genetics, Faculty of Medicine, McGill University, Co-director Rare Neurological Diseases Group at the Montreal Neurological Institute, and Principal Investigator in the study. “With no pharmacotherapy available to treat OPMD, trehalose 90mg/mL IV solution may be a step forward in caring for these patients. We look forward to confirming these results in the planned Phase 2b double blind placebo controlled study.”

HOPEMD Phase 2 Open-Label Clinical Study - Results

Safety and Tolerability – Trehalose 90mg/mL IV solution was observed to be safe and well tolerated with no drug-related serious adverse events reported. There were no significant changes in lab safety data including chemistry, hematology, and ECG tests. There was one death due to aspiration pneumonia that was not considered drug-related but instead, related to the underlying disease. No patients chose to discontinue the study for reasons related to safety or side effects.

Dysphagia Tests (swallowing difficulties) – The dysphagia endpoints were the timed cold water drinking test (80mL) for all sites, the nectar (80mL) and honey (80mL) timed drinking tests at the Canadian site and the Penetration Aspiration Score as measured by video fluoroscopy (VFS-PAS), a radiographic technique to determine the severity of swallowing difficulties and risk of aspiration. A patient reported swallowing quality of life questionnaire (SWAL-QOL) specifically developed for patients suffering from swallowing problems was employed to assess the degree to which patients felt that their swallowing capability improved with treatment.

There was a mean reduction in time to complete the cold water drinking test of 31.8% versus baseline (n=23). In the nectar and honey timed drinking tests, time to complete was reduced by 43.8% and 46.6% respectively (n=11). Out of the 11 patients in Canada whose scores were evaluated in the per protocol analysis of the VFS-PAS, six patients improved (54.5%), two patients showed stabilization (18.2%), and three patients deteriorated (27.2%). As previously reported, due to deviations from protocol and deficient radiological procedures, the VFS-PAS tests from the Israel cohort were excluded from the final analysis. With respect to the SWAL-QOL questionnaire, there was a 12.7% (n=24) improvement versus baseline with the mean total symptom severity score increasing from 43.2 to 48.7.

Muscle Strength Tests – As measured quantitatively by a digital hand-held dynamometer, there was a mean increase in lower body muscle strength compared to baseline in knee extension of 15.0% (n=22) and foot dorsiflexion of 22.4% (n=22). Hip flexion did not materially change (1.3% deterioration, n=21). For the upper extremity strength tests, arm (bicep) flexion increased on average 17.9% (n=22), and shoulder abduction by 11.4% (n=22).

Muscle Function Tests – The 30 second arm-lift test showed a 16.0% increase in the number of completed tasks (n=20) at 24 weeks of treatment versus baseline while the 30 second sit-to-stand test showed a 16.6% increase (n=21). The standard 4-stair climbing test did not materially change (1.5% deterioration, n=21).

“We are encouraged by the safety profile observed and the early efficacy signals noted in this relatively small study of OPMD patients. With this knowledge, we can proceed to develop our double blind placebo controlled study to confirm these results and progress our clinical program to registration,” stated Warren Wasiewski M.D., Chief Medical Officer of BioBlast.

“These positive safety and efficacy signals give us confidence to continue the development of trehalose 90mg/mL IV solution in OPMD,” said Colin Foster, President and Chief Executive Officer of BioBlast. “We look forward to the possibility of significantly helping patients afflicted with this disease.”

HOPEMD Phase 2 Open-Label Clinical Study - Design

The HOPEMD study was designed as an initial proof-of-concept open-label clinical study in 74 patients for 24 weeks, following which it was intended that all patients would be randomized into a treatment arm or non-treatment control group, and followed for an additional 12 months in a separate continuation study. The study was conducted at two centers - Montreal Neurological Institute at McGill University in Montreal, Canada, and Hadassah-Hebrew University Medical Center in Jerusalem, Israel. The primary objective was to assess the safety and tolerability of trehalose 90mg/mL IV solution in patients suffering from OPMD. Although not powered for efficacy, secondary endpoints were included to explore if trehalose 90mg/mL IV solution could improve or prevent worsening of OPMD disease markers, notably those related to dysphagia (difficulty in swallowing) and upper and lower muscle weakness. As previously reported, based on the interim efficacy signals seen in the first 25 patients enrolled in Canada (11 patients) and Israel (14 patients), recruitment was terminated in mid-2015.  Now that all patients have received at least 24 weeks of treatment, BioBlast intends to discontinue the ongoing continuation study and offer patients access to the drug in an expanded access program.

Scientific Symposia Information

Final results of the HOPEMD Phase 2 open-label study will be presented at two upcoming scientific neurology conferences:

1.	5th International Congress of Myology 2016, March 14-18, 2016 in Lyon, France

Plenary Session – Pharmacotherapy, March 16, 2016 ~ 2:30pm-4:00pm

Presenter: Prof. Zohar Argov M.D. (Jerusalem, Israel)

Title: Intravenous Trehalose for Treatment of Dysphagia and Muscle Function in Oculopharyngeal Muscular Dystrophy (OPMD): Final Results of 24 Week Open-Label Phase 2 Trial

2.	American Academy of Neurology 2016 Annual Meeting, April 15-21 in Vancouver, Canada

Presentations:

•	Integrated Neuroscience Session – Advances in Acquired and Genetic Muscle Diseases, April 17, 2016 ~ 5:00pm
•	Experimental Therapies in Neuromuscular Diseases, April 19, 2016 ~ 7:15am

Presenter: Prof. Zohar Argov M.D. (Jerusalem, Israel)

Title: Intravenous Trehalose for Treatment of Dysphagia and Muscle Function in Oculopharyngeal Muscular Dystrophy (OPMD): Final Results of 24 Week Open-Label Phase 2 Trial

About Trehalose 90mg/mL IV Solution

Trehalose 90mg/mL IV solution is a chemical chaperone that protects against pathological processes in cells. It has been shown to reduce pathological aggregation of proteins within cells in several diseases associated with abnormal cellular-protein aggregation as well as acting as an autophagy enhancer. Trehalose 90mg/mL IV solution has been documented as demonstrating significant promise in preclinical animal models of OPMD and other PolyA/PolyQ diseases.

In OPMD, trehalose 90mg/mL IV solution is being developed to prevent the aggregation of the pathological protein (PABPN1) in muscle cells, the hallmark of the disease, by stabilizing the protein, reducing the formation of protein aggregations, and promoting their clearance from cells through autophagy, thus preventing muscle cell death.

About Oculopharyngeal Muscular Dystrophy (OPMD)

OPMD is an inherited myopathy characterized by dysphagia (difficulty in swallowing), eyelid drooping (ptosis), the loss of muscle strength, and weakness in multiple muscles of the body. Symptoms generally appear in mid-life and get worse over time. As the dysphagia becomes more severe, patients become malnourished, lose significant weight, and may suffer from repeated incidents of aspiration pneumonia. Aspiration pneumonia and severe emaciation may result in death. The disease is caused by a genetic mutation responsible for the creation of a mutant protein (PABPN1) with an expanded polyalanine domain that aggregates within patient muscle cells. There is currently no approved pharmacologic treatment for OPMD.

About BioBlast Pharma Ltd.

BioBlast Pharma is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases. The Company has a portfolio of product candidates with the potential to address unmet medical needs for incurable diseases. The BioBlast platforms are based on a deep understanding of disease-causing biological processes, and potentially offer solutions for several diseases that share the same biological pathology. BioBlast was founded in 2012 and is traded on the NASDAQ under the symbol "ORPN". For more information, please visit the Company's website, www.bioblast-pharma.com, the content of which is not incorporated herein by reference.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward looking statements when it discusses, confirming results of its HOPEMD clinical study in a future clinical study, if such study is commenced and concluded at all, and the design thereof, future efforts and plans to develop trehalose 90mg/mL IV solution, potential uses of its product candidates for various indications, building a diverse portfolio of product candidates with the potential to address unmet medical needs for incurable diseases, or that BioBlast’s platforms potentially offer solutions for several diseases that share the same biological pathology. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or those historic results referred to in this press release would not be interpreted differently in light of additional research and clinical and preclinical trial results. Because such statements deal with future events and are based on BioBlast Pharma Ltd.'s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of BioBlast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading "Risk Factors" in BioBlast Pharma's Annual Report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 31, 2015, and in any subsequent filings with the SEC. Except as otherwise required by law, BioBlast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

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Matthew P. Duffy

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LifeSci Advisors, LLC

Telephone: +1 212.915.0685 direct